Exhibit 99.1

Tuniu Announces Unaudited First Quarter 2025 Financial Results

NANJING, China, June 12, 2025 - Tuniu Corporation (NASDAQ: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

"We are pleased to kick off the year with steady growth momentum," said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. “In the first quarter, revenues from our core packaged tour products business increased by 19.3% year-over-year. We continued to leverage our core advantages in product development and supply chain to enhance both quality and cost-effectiveness. In addition, we continued to optimize both online and offline sales channels to ensure that our high-quality products and services reach more customers. Looking ahead, we remain committed to innovation through combining technology with industry insights to deliver more convenient, efficient, and transparent travel solutions for our customers.”

First Quarter 2025 Results

Net revenues were RMB117.5 million (US$16.2 million1) in the first quarter of 2025, representing a year-over-year increase of 8.9% from the corresponding period in 2024.

•	Revenues from packaged tours were RMB99.0 million (US$13.6 million) in the first quarter of 2025, representing a year-over-year increase of 19.3% from the corresponding period in 2024. The increase was primarily due to the growth of organized tours.

•	Other revenues were RMB18.5 million (US$2.6 million) in the first quarter of 2025, representing a year-over-year decrease of 25.8% from the corresponding period in 2024. The decrease was primarily due to the decrease in the commission fees received from other travel-related products.

Cost of revenues was RMB48.2 million (US$6.6 million) in the first quarter of 2025, representing a year-over-year increase of 85.9% from the corresponding period in 2024. As a percentage of net revenues, cost of revenues was 41.0% in the first quarter of 2025, compared to 24.0% in the corresponding period in 2024.

Gross profit was RMB69.3 million (US$9.6 million) in the first quarter of 2025, representing a year-over-year decrease of 15.5% from the corresponding period in 2024.

Operating expenses were RMB80.1 million (US$11.0 million) in the first quarter of 2025, representing a year-over-year increase of 14.9% from the corresponding period in 2024.

•	Research and product development expenses were RMB14.5 million (US$2.0 million) in the first quarter of 2025, representing a year-over-year increase of 11.5%. The increase was primarily due to the increase in research and product development personnel related expenses. Research and product development expenses as a percentage of net revenues were 12.4% in the first quarter of 2025.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 7.2567 on March 31, 2025 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

•	Sales and marketing expenses were RMB43.2 million (US$6.0 million) in the first quarter of 2025, representing a year-over-year increase of 17.3%. The increase was primarily due to the increase in sales and marketing personnel related expenses and promotion expenses. Sales and marketing expenses as a percentage of net revenues were 36.8% in the first quarter of 2025.

•	General and administrative expenses were RMB22.8 million (US$3.1 million) in the first quarter of 2025, representing a year-over-year increase of 11.1%. The increase was primarily due to the impairment of property and equipment, net recorded in the first quarter of 2025. General and administrative expenses as a percentage of net revenues were 19.4% in the first quarter of 2025.

Loss from operations was RMB10.8 million (US$1.5 million) in the first quarter of 2025, compared to an income from operations of RMB12.3 million in the first quarter of 2024. Non-GAAP2 loss from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of property and equipment, net, was RMB5.3 million (US$0.7 million) in the first quarter of 2025.

Net loss was RMB5.4 million (US$0.7 million) in the first quarter of 2025, compared to a net income of RMB21.9 million in the first quarter of 2024. Non-GAAP net income, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of property and equipment, net, was RMB0.1 million (US$16.4 thousand) in the first quarter of 2025.

Net loss attributable to ordinary shareholders of Tuniu Corporation was RMB4.7 million (US$0.6 million) in the first quarter of 2025, compared to a net income attributable to ordinary shareholders of Tuniu Corporation of RMB13.9 million in the first quarter of 2024. Non-GAAP net income attributable to ordinary shareholders of Tuniu Corporation, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of property and equipment, net, was RMB0.8 million (US$0.1 million) in the first quarter of 2025.

As of March 31, 2025, the Company had cash and cash equivalents, restricted cash, short-term investments and long-term deposits of RMB1.2 billion (US$167.2 million).

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Business Outlook

For the second quarter of 2025, Tuniu expects to generate RMB131.0 million to RMB136.8 million of net revenues, which represents a 12% to 17% increase year-over-year compared with net revenues in the corresponding period in 2024. This forecast reflects Tuniu's current and preliminary view on the industry and its operations, which is subject to change.

Share Repurchase Update

In March 2024, the Company's Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$ 10 million worth of its ordinary shares or American depositary shares (“ADSs”) representing ordinary shares. As of May 31, 2025, the Company had repurchased an aggregate of approximately 9.5 million ADSs for approximately US$9.0 million from the open market under the share repurchase program.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on June 12, 2025, (8:00 pm, Beijing/Hong Kong Time, on June 12, 2025) to discuss the first quarter 2025 financial results.

To participate in the conference call, please dial the following numbers:

United States	1-888-346-8982
Hong Kong	852-301-84992
Mainland China	4001-201203
International	1-412-902-4272

Conference ID: Tuniu 1Q 2025 Earnings Conference Call

A telephone replay will be available one hour after the end of the conference call through June 19, 2025. The dial-in details are as follows:

United States	1-877-344-7529
International	1-412-317-0088

Replay Access Code: 4581400

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; Tuniu’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; government policies and regulations relating to Tuniu’s structure, business and industry; the impact of health epidemics on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to income/(loss) from operations, net income/(loss), net income/(loss) attributable to ordinary shareholders of Tuniu Corporation, which excludes share-based compensation expenses, amortization of acquired intangible assets and impairment of property and equipment, net. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Tuniu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	465,004	489,896	67,509
Restricted cash	26,061	10,648	1,467
Short-term investments	432,823	554,199	76,371
Accounts receivable, net	43,313	37,155	5,120
Amounts due from related parties	752	1,311	181
Prepayments and other current assets	235,443	192,290	26,498
Total current assets	1,203,396	1,285,499	177,146

Non-current assets
Long-term investments	534,041	349,290	48,133
Property and equipment, net	32,849	28,847	3,975
Intangible assets, net	22,210	21,381	2,946
Land use right, net	88,467	87,952	12,120
Operating lease right-of-use assets, net	9,266	8,679	1,196
Other non-current assets	19,208	19,086	2,630
Total non-current assets	706,041	515,235	71,000
Total assets	1,909,437	1,800,734	248,146

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	36	36	5
Accounts and notes payable	290,112	305,416	42,087
Amounts due to related parties	3,121	4,592	633
Salary and welfare payable	23,148	16,971	2,339
Taxes payable	5,060	2,559	353
Advances from customers	247,151	159,385	21,964
Operating lease liabilities, current	2,994	3,070	423
Accrued expenses and other current liabilities	322,034	339,807	46,824
Total current liabilities	893,656	831,836	114,628

Non-current liabilities
Operating lease liabilities, non-current	1,680	1,574	217
Deferred tax liabilities	5,151	4,964	684
Total non-current liabilities	6,831	6,538	901
Total liabilities	900,487	838,374	115,529

Equity
Ordinary shares	249	249	34
Less: Treasury stock	(329,668)	(342,050)	(47,136)
Additional paid-in capital	9,146,928	9,118,363	1,256,544
Accumulated other comprehensive income	313,460	312,599	43,077
Accumulated deficit	(8,050,378)	(8,055,076)	(1,110,018)
Total Tuniu Corporation shareholders’ equity	1,080,591	1,034,085	142,501
Noncontrolling interests	(71,641)	(71,725)	(9,884)
Total equity	1,008,950	962,360	132,617
Total liabilities and equity	1,909,437	1,800,734	248,146

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$
Revenues
Packaged tours	82,951	75,440	98,969	13,638
Others	25,007	27,292	18,547	2,556
Net revenues	107,958	102,732	117,516	16,194
Cost of revenues	(25,913)	(32,935)	(48,169)	(6,638)
Gross profit	82,045	69,797	69,347	9,556

Operating expenses
Research and product development	(13,024)	(13,325)	(14,528)	(2,002)
Sales and marketing	(36,824)	(42,697)	(43,188)	(5,951)
General and administrative	(20,479)	(26,841)	(22,755)	(3,136)
Other operating income	582	369	326	45
Total operating expenses	(69,745)	(82,494)	(80,145)	(11,044)
Income/(loss) from operations	12,300	(12,697)	(10,798)	(1,488)
Other income/(expenses)
Interest and investment income/(loss), net	10,041	(5,609)	7,829	1,079
Interest expense	(613)	(612)	(551)	(76)
Foreign exchange losses, net	(568)	(6,102)	(1,521)	(210)
Other income/(loss), net	1,279	49	(364)	(50)
Income/(loss) before income tax expense	22,439	(24,971)	(5,405)	(745)
Income tax benefit/(expense)	64	(283)	(52)	(7)
Equity in (loss)/income of affiliates	(604)	188	105	14
Net income/(loss)	21,899	(25,066)	(5,352)	(738)
Net income/(loss) attributable to noncontrolling interests	7,988	(859)	(654)	(90)
Net income/(loss) attributable to ordinary shareholders of Tuniu Corporation	13,911	(24,207)	(4,698)	(648)

Net income/(loss)	21,899	(25,066)	(5,352)	(738)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	2,034	8,568	(861)	(119)
Comprehensive income/(loss)	23,933	(16,498)	(6,213)	(857)

Net income/(loss) per ordinary share attributable to ordinary shareholders - basic and diluted	0.04	(0.07)	(0.01)	(0.001)
Net income/(loss) per ADS - basic and diluted*	0.12	(0.21)	(0.03)	(0.004)

Weighted average number of ordinary shares used in computing basic income/(loss) per share	371,516,251	354,106,851	348,847,377	348,847,377
Weighted average number of ordinary shares used in computing diluted income/(loss) per share	373,365,967	354,106,851	348,847,377	348,847,377

Share-based compensation expenses included are as follows：
Cost of revenues	65	66	65	9
Research and product development	65	66	65	9
Sales and marketing	31	32	31	4
General and administrative	4,830	1,253	1,230	169
Total	4,991	1,417	1,391	191

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended March 31, 2025
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Impairment of property and equipment, net	Non-GAAP Result
Loss from operations	(10,798)	1,391	764	3,316	(5,327)

Net (loss)/income	(5,352)	1,391	764	3,316	119

Net (loss)/income attributable to ordinary shareholders	(4,698)	1,391	764	3,316	773

	Quarter Ended December 31, 2024
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Impairment of property and equipment, net	Non-GAAP Result
(Loss)/income from operations	(12,697)	1,417	764	15,641	5,125

Net loss	(25,066)	1,417	764	15,641	(7,244)

Net loss attributable to ordinary shareholders	(24,207)	1,417	764	15,641	(6,385)

	Quarter Ended March 31, 2024
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Impairment of property and equipment, net	Non-GAAP Result
Income from operations	12,300	4,991	828	-	18,119

Net income	21,899	4,991	828	-	27,718

Net income attributable to ordinary shareholders	13,911	4,991	828	-	19,730